Exhibit 21.1

Subsidiaries of Pharming Group B.V.

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Pharming B.V.	The Netherlands
Pharming Americas B.V.	The Netherlands
Pharming Intellectual Property B.V.	The Netherlands
Pharming Technologies B.V.	The Netherlands
Pharming Research & Development B.V.	The Netherlands
Broekman Instituut B.V.	The Netherlands
Pharming Healthcare, Inc.	Delaware
ProBio, Inc.	Delaware